Exhibit 99.1

28 April 2023

Biodexa Pharmaceuticals PLC

(“Biodexa” or the “Company” or, together with its subsidiaries, the “Group”)

Preliminary Results for the Year Ended 31 December 2022

Biodexa Pharmaceuticals PLC (Nasdaq: BDRX), a clinical-stage biopharmaceutical company developing a pipeline of products aimed at primary and metastatic cancers of the brain, announces its audited preliminary results for the year ended 31 December 2022.

For more information, please contact:

Biodexa Pharmaceuticals PLC

Stephen Stamp, CEO, CFO

Tel: +44 (0)29 2048 0180

www.biodexapharma.com

Edison Group (US Investor Relations)

Alyssa Factor

Tel: +1 (860) 573 9637

Email: afactor@edisongroup.com

About Biodexa Pharmaceuticals PLC

Biodexa Pharmaceuticals PLC (listed on NASDAQ: BDRX) is a clinical stage biopharmaceutical company developing a pipeline of products aimed at primary and metastatic cancers of the brain. The Company’s lead candidate, MTX110, is being studied in aggressive rare/orphan brain cancer indications including recurrent glioblastoma and diffuse midline glioma.

MTX110 is a liquid formulation of the histone deacetylase (HDAC) inhibitor, panobinostat. This proprietary formulation enables delivery of the product via convection-enhanced delivery (CED) at potentially chemotherapeutic doses directly to the site of the tumour, by-passing the blood-brain barrier and avoiding systemic toxicity.

Biodexa's headquarters and R&D facility is in Cardiff, UK. For more information, please visit www.biodexapharma.com

Forward-Looking Statements

Certain statements in this announcement may constitute "forward-looking statements" within the meaning of legislation in the United Kingdom and/or United States Private Securities Litigation Reform Act. All statements contained in this announcement that do not relate to matters of historical fact should be considered forward-looking statements.

Reference should be made to those documents that Biodexa shall file from time to time or announcements that may be made by Biodexa in accordance with regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Biodexa are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the relevant law in the United States, Biodexa does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.

INTRODUCTION

Headquartered in Cardiff, UK, and quoted on NASDAQ in the US, Biodexa is a clinical-stage biotechnology company with three enabling drug delivery technologies. The Company de-listed from the AIM market as of 26 April 2023.

STRATEGY

Since the Strategic Review, and throughout 2022, we pursued a strategy of broadening our R&D pipeline by initiating internal programmes, collaborating with third party pharmaceutical companies on their proprietary active pharmaceutical ingredients, or APIs, and adding new indications to MTX110. New internal programmes were selected and prioritised based on the expected time to deliver proof-of-concept data for potential partnering.

Other than adding a second R&D collaboration with Janssen Pharmaceutica NV, for reasons not always within our control, we were not successful in finding partners for our internal Q-Sphera pipeline. As our cash runway ran down, and the market for biotech financing worsened in 2022, we considered the opportunities for refinancing the Company as a drug delivery company were limited. Accordingly, we concluded that repositioning the Company as a therapeutics company, focused on rare and orphan products in a merger with Bioasis Technologies, Inc. (Bioasis) with an attendant $10.0 million financing was the optimal solution for the Company. Although the merger and financing did not proceed, we were successful in raising $6.0 million, repositioning the Company as a clinical-stage therapeutics company supported by enabling technologies. In line with that repositioning, we undertook a restructuring in March 2023 including a cost reduction programme and termination of our internal Q-Sphera programmes. These initiatives are described more fully in the Chief Executive’s Review.

Following the repositioning of the Company, our priorities for 2023 reflect our modified strategy as follows:

Strategic Imperatives	Progress in 2022	Priorities for 2023

Advance our clinical -stage assets through to proof-of-concept data	We announced the recruitment of our first patient in the first cohort of a Phase I study of MTX110 in recurrent GBM (rGBM) in two clinical centres in the US.

In respect of our Phase I study in rGBM, deliver interim safety and efficacy data (in the form of Progression Free Survival data) in respect of Cohort A patients and recruit Cohort B patients.

Finalise recruitment of our second Phase I study in DIPG and report safety data.

Accelerate recruitment of our Phase I study in medulloblastoma.

Develop and broaden applications for our three primary drug delivery technologies

Having discovered we could encapsulate and retain the functional integrity of a monoclonal antibody, we explored additional potential applications for our Q-Sphera technology including antibody drug conjugates (ADCs) and BiTes.

We completed our assignment under our first R&D collaboration with Janssen, including optimising drug loading of Janssen’s proprietary large molecule using our Q-Sphera technology.

Generate in vivo data to demonstrate intratumoral delivery of drugs using our proprietary technology.

Explore opportunities for MTX110 in combination therapy for brain and metastatic CNS cancer.

Expand further our patent portfolio to cover new inventions and divisionals to strengthen existing patent families.

Enter into R&D collaborations at the feasibility stage and/or licenses at proof-of-concept stage with third parties.

In January 2022 and again in March 2022, we announced two R&D collaborations with Janssen. We have been tasked with maximizing drug loading and optimizing in vitro duration of release for two of Janssen’s experimental large molecules using our Q-Sphera technology.

Enter into R&D collaborations with third parties to formulate their proprietary molecules using our technology platforms.

Seek a partner to develop, or co-develop, MTX110 once preliminary data from our Phase I study in recurrent GBM become available.

Seek opportunities to diversify our pre-clinical and clinical-stage pipeline

We explored additional indications for MTX110 during the year although the decision to reposition the Company into a therapeutics (as opposed to drug delivery) company was actioned in early 2023.

We added a new research programme coded MTD217 focused on developing new therapeutics options for metastatic cancers including leptomeningeal disease.

Identify and acquire at least one development asset to in-license, ideally in oncology and for a rare/orphan indication.

Initiate additional preclinical studies to assess the potential for MTD217 inhibitors in leptomeningeal disease.

Provide a healthy and stimulating environment in which our staff members can continue to thrive and innovate

We have been compliant with ISO 9001 since 2014.

During the year, we introduced a new COSHH assessment procedure to better quantify the safety of chemicals and third parties’ APIs being deployed in our laboratories.

Continue to monitor third party advice and regulation to maintain a safe environment for our staff members.

Develop individualised learning programmes for staff members through participation in conferences, webinars and/or training programmes.

BUSINESS MODEL

Following our Strategic Review in March 2020, we reverted to a traditional biotech business model. We aimed to deploy our proprietary technologies to develop proof-of-concept formulations and then enter into licensing agreements with third party pharmaceutical companies.

In order to make the Company more investable and secure additional financing, the Board decided to reposition the Company as a therapeutics (as opposed to drug delivery) company in early 2023. As a result, the delivery of proof-of-concept clinical data is the primary focus of our business model going forward.

Development

Our intention is to build a balanced portfolio of clinical-stage development assets, ideally focused on oncology and on rare/orphan indications. Our only current clinical-stage asset, MTX110 is in Phase I development for three rare/orphan brain cancers.

Our R&D programmes may, like MTX110, be based on one or more of our enabling technologies.

Our aim is to enter into R&D collaborations with third parties to develop proof-of-concept formulations of their proprietary compounds using our proprietary drug delivery technologies. We will not be expanding our internal pipeline of drug delivery based programmes.

Manufacturing

To establish proof-of-concept in pre-clinical studies for potential licensees, we are able to manufacture non-GMP Q-Sphera products at pilot scale at our Cardiff facility. Upon securing a license partner who wishes to start clinical studies, our intention would be to technology transfer GMP manufacture of clinical trial supplies and ultimately full GMP commercial manufacture to a third party CMO. We would expect a licensee to assume the cost of manufacturing GMP product and commercial scale-up pursuant to a technology transfer agreement.

MTX110 is currently being manufactured to GMP standards at a CMO.

Commercialisation

Once proof-of-concept has been established, we intend to seek to license our products to a partner who would complete the clinical development and subsequently market and sell them in the licensed territory. In addition to reimbursement of development costs, the partner would be expected to make milestone payments based on sales targets and royalty payments.

Our development pipeline includes six projects of which one is partnered with Janssen:

CLINICAL-STAGE ASSETS

MTX110

Using our MidaSolve technology in combination with panobinostat, an otherwise insoluble drug, MTX110 is designed for direct-to-tumour treatment of intractable brain cancers. Panobinostat is currently marketed under the brand Farydak® which is used orally in combination therapy for the treatment of multiple myeloma. We are currently researching the utility of MTX110 to proof-of-concept stage in three indications:

Glioblastoma Multiforme (GBM):

GBM is the most common and aggressive form of brain cancer in adults, usually occurring in the white matter of the cerebrum. Treatments include radiation, surgical resection and chemotherapy, although in almost all cases tumours recur. There are approximately 2-3/100,000(1) population diagnoses of GBM per annum. Survival with standard of care treatment ranges from approximately 13 months in unmethylated MGMT patients to approximately 30 months in highly methylated MGMT patients(2).

Following IND approval in December 2021, we are in the process of recruiting patients in a Phase I study to assess the utility of MTX110 in recurrent GBM. The Phase I study is an open-label, dose escalation study designed to assess the feasibility and safety of intermittent infusions of MTX110 administered by convection enhanced delivery (CED) via implanted refillable pump and catheter. The study aims to recruit two cohorts, each with a minimum of four patients; the first cohort will receive MTX110 only and the second cohort will receive MTX110 in combination with lomustine.

Diffuse Intrinsic Pontine Glioma (DIPG):

DIPG tumours are located in the pons (middle) of the brain stem and are diffusely infiltrating. Occurring mostly in children, approximately 1,000 patients(3) worldwide are diagnosed with DIPG per annum and median survival is approximately 10 months(4). There is no effective treatment since surgical resection is not possible. The standard of care is radiotherapy, which transiently improves symptoms and survival. Chemotherapy does not improve survival and one likely reason is that many anti-cancer drugs cannot cross the blood-brain barrier to access the tumour.

In October 2020, we reported the first-in-human study by the University of California, San Francisco (“UCSF”) of MTX110 in DIPG using a convection enhanced delivery (“CED”) system. The Phase I study established a recommended dose range for Phase II, a good safety and tolerability profile but also encouraging survival data in the seven patients treated.

Medulloblastoma:

Medulloblastomas are malignant embryonal tumours that start in the cerebellum. They are invasive and, unlike most brain tumours, spread through the cerebrospinal fluid (“CSF”) and frequently metastasize to different locations in the brain and spinal cord. Treatments include resection, radiation and chemotherapy. Approximately 350 patients(5) are diagnosed with medulloblastoma per annum and 3,800 people are living with the disease in the US. The cumulative survival rate is approximately 60%, 52%, and 47% at 5 years, 10 years, and 20 years, respectively(6); however, recurrence is nearly always fatal with no established standard of care.

The University of Texas is undertaking a Phase I exploratory study in recurrent medulloblastoma patients using direct administration of MTX110 into the fourth ventricle, enabling it to circulate throughout the CSF.

(1)	American Association of Neurosurgeons
(2)	Radke et al (2019). Predictive MGMT status in a homogeneous cohort of IDH wildtype glioblastoma patients. Acta Neuropathologica Communications 7:89 Online: https://doi.org/10.1186/s40478-019-0745-z
(3)	Louis DN, Ellison DW, et al. The 2016 World Health Organization Classification of Tumors of the Central Nervous System: a summary. Acta Neuropathol 2016; 131:803–820
(4)	Jansen et al, 2015. Neuro-Oncology 17(1):160-166
(5)	Aboian et al (2018). Neuro-Oncology Practice, Volume 5, Issue 4, December 2018
(6)	Smoll NR (March 2012). "Relative survival of childhood and adult medulloblastomas and primitive neuroectodermal tumors (PNETs)". Cancer. 118 (5): 1313–22

TECHNOLOGIES

Q-Sphera

Our Q-Sphera technology employs 3-D printing techniques to encapsulate medicines in polymer-based bioresorbable microspheres. The microspheres may be injected to form depots in the body which release drug over predictable, sustained periods from one week up to several months. The features and benefits of Q-Sphera technology offer numerous potential advantages to patients and payors compared with immediate release products and other polymer-based technologies.

MidaSolve

Our MidaSolve technology increases the aqueous solubility of certain classes of anti-cancer drugs using complexes that solubilize these agents in water, thereby enabling them to be injected in liquid form directly into tumours.

The MidaSolve complexation agents (cyclodextrins) comprise a hydrophobic inner surface and a hydrophilic outer surface, and as a result are capable of forming host-guest complexes with normally water-insoluble molecules. The hydrophobic, poorly water-soluble drug associates with the inner, more hydrophobic surface of the MidaSolve host, while the hydrophilic outer surface allows the complex to dissolve at biological pH.

MidaCore

Our MidaCore technology platform is based on ultra-small gold nanoparticle (GNP) drug conjugates, which at 2-4nm are among the smallest particles in biomedical use. They are composed of a core of gold salts decorated with an array of therapeutic and/or targeting ligands. The small size and multi-functional arrangement around the gold core underpin the ability to improve biodistribution and target tumour and/or immune sites.

MidaCore design and synthesis GNP technology enables the production of nano-medications, which we believe are five-to-tenfold smaller than any other delivery vehicle in medical use.

CHIEF EXECUTIVE’S REVIEW

Introduction

With probably the most challenging market backdrop since the financial crisis in 2008/09 for financing biotech companies, 2022 was dominated by efforts to refinance the Company before its cash runway was due to expire in the first quarter of 2023. These efforts included our proposed acquisition of Bioasis and financing which was voted down by a group of shareholders followed by a successful, smaller financing and shift in strategic focus in early 2023.

Commercial Update

We made some incremental steps with our commercial strategy in 2022. In January we announced that Janssen had extended our R&D collaboration to optimise the drug loading and in vitro dissolution of a proprietary Janssen protein using our Q-Sphera technology. In March we announced that Janssen had further extended the collaboration to include the optimisation of drug loading and in vitro dissolution of a second protein. We have met our objectives with the first assignment and continue to work on the second.

R&D Update

MTX110

Employing our MidaSolve technology, MTX110 solubilises panobinostat, a histone deacetylase (HDAC) inhibitor currently used in the treatment of multiple myeloma. In a liquid formulation as MTX110, panobinostat can be delivered directly to a patient's tumour under constant pressure via a catheter system (Convection Enhanced Delivery, or "CED"), thereby bypassing the blood-brain barrier and allowing for high drug concentrations and broader drug distribution in and around the tumour while simultaneously minimising systemic toxicity and other side effects.

During 2021, following receipt of promising pre-clinical data from tumour models and in vitro patient-derived cell lines, we reprioritised our development of MTX110 in favour of GBM, potentially a very significant opportunity with annual diagnoses of 2-3/100,000 population and global market potential of US$3-5 billion. In December 2021 we received an IND to proceed with an open label, dose escalation study designed to assess the feasibility and safety of intermittent infusions of MTX110 administered by CED via implanted refillable pump and catheter. The study aims to recruit two cohorts, each with a minimum of four patients; the first cohort will receive MTX110 only and the second cohort will receive MTX110 in combination with lomustine. We announced our first patient enrolled in the trial in November 2022 and the Data Safety Monitoring Board recommended the dose be escalated to 90µM, the expected optimal dose for patients. We are aiming for preliminary safety and efficacy data (in the form of Progression Free Survival data) for the first cohort in the third quarter of 2023.

We initially began developing MTX110 for DIPG, the ultra-rare, highly aggressive and inoperable form of childhood brain cancer. We have an ongoing Phase I study in the US with one more patient required for completion. We are also evaluating the utility of MTX110 in medulloblastoma in a pilot study at the University of Texas.

Q-Sphera

Development programmes in our internal Q-Sphera pipeline are designed to address large markets but also offer significant clinical benefits compared with current therapies and, importantly for reimbursement, savings to the healthcare system.

MTD211 (Q-brexpiprazole)

We have developed a long-acting formulation of brexpiprazole. In in vivo studies, MTD211 demonstrated that a single dose is expected to deliver therapeutic blood levels of brexpiprazole over a period of approximately three months. Marketed under the brand name Rexulti®, brexpiprazole is indicated for the treatment of schizophrenia and adjunctive treatment of major depressive disorder (MDD) and is currently only available as an immediate release oral tablet. The market for anti-psychotic drugs has shifted towards long-acting formulations for reasons of improved patient compliance and lowering of payor costs associated with patient hospitalisation events. MTD211 is available for licensing.

MTX223 Q-Protein, partnered with Janssen

We are continuing to collaborate with Janssen on a second large molecule to optimize drug loading and in vitro dissolution profiles.

MidaSolveMTD217 (MTX110 plus an oxphosphorylation inhibitor)

Our recently initiated MTD217 programme explores simultaneous inhibition of aerobic glycolysis and oxphosphorylation, key metabolic pathways for cancer cells. Our programme is centred around a number of new water-soluble drug formulations that can be easily infused or injected simultaneously, or sequentially, directly into the cancer microenvironment, disrupting metabolic functions in a highly localised manner and limiting off-target toxicity. We have already demonstrated up to a six-fold synergistic effect of administering MTX110, with an oxphosphorylation inhibitor in vitro in three patient-derived cell lines. On the back of those data, we have established new patent positions to protect these combination formulations.

Our initial target is treatment of leptomeningeal disease, a lethal complication in which metastatic cancer cells invade the cerebrospinal fluid and central nervous system. In collaboration with several large academic centres, we are now accelerating preclinical studies to generate proof of concept data that can support a future clinical trial application.

MidaCore

We are using our GNP technology to engineer a formulation of methotrexate for the topical treatment of psoriasis. Pre-clinical data have shown that MTX114 normalises skin thickness in mouse psoriatic skin models. There are estimated to be over 100 million(2) people who suffer from psoriasis worldwide. MTX114 is available for licensing.

(1)	Jansen et al, 2015. Neuro-Oncology 17(1):160-166
(2)	Psoriasis.org

Strategic Repositioning in 2023

Since our £9.0 million (net) fundraise in July 2021 we had consistently forecast that our cash resources would fund operations into the first quarter of 2023. As our cash runway ran down, and the market for biotech financing worsened in 2022, we found the opportunities for refinancing as a drug delivery company were, for practical purposes, non-existent.

Bioasis

In response to the lack of appetite to refinance a drug delivery platform company, the Board looked for opportunities to merge or acquire other companies to create a more investable therapeutics company. Accordingly, the Board proposed an acquisition of Bioasis, a multi-asset company listed on the TSX-V exchange with two platform technologies that had been validated by partnerships and licenses with pharmaceutical companies with potential milestone payments totalling in excess of US$200 million. The enlarged, merged company would have been repositioned as a therapeutics company with an internal pipeline focused on rare and orphan products. Importantly, we had secured a $10.0 million financing conditional upon the acquisition. One shareholder corralled sufficient votes to ensure the requisite Special Resolutions to approve the acquisition and financing were not approved and, accordingly, the acquisition and financing did not proceed.

Financing

After the General Meeting on 23 January 2023 at which the Bioasis acquisition and financing were voted down, we had only a short time to secure funding, failing which the Directors would have no option other than to place the Group in Administration. At this time, the Company engaged Quantuma Advisory Limited, a specialist business advisory firm, to advise the Board on its obligations to creditors, in particular. Ultimately, we were successful in raising $6.0 million using a cashbox structure which did not require shareholder approval but on terms materially more dilutive than those of the conditional financing originally proposal alongside the Bioasis acquisition. At the time, in early February, the Board had considered it had no actionable alternatives to Administration other than the $6.0 million financing. The financing is expected to allow the Group to fund operations into the fourth quarter of 2023 and progress its clinical-stage asset MTX110, in particular.

Repositioning the Company as a Therapeutics Company

In the course of raising additional finance for the Company in late 2022 and early 2023, it became clear that a therapeutics company was more investable than a drug delivery platform company. Accordingly, the Board determined that the Company should be repositioned as a therapeutics company supported by three enabling technologies. Going forward, our priority will be moving our development programmes into the clinic and generating clinical data to demonstrate proof-of-concept. We intend to continue our existing, and seek new, R&D collaborations for our drug delivery technologies but we will not be expanding our internal drug delivery platform.

De-listing from AIM

The Board decided to cancel the Company’s AIM listing for a number of reasons including: an increasingly smaller proportion of trading in the Ordinary Shares is conducted on AIM compared to NASDAQ; improved liquidity through concentration of trading in the Company’s securities on a single market; and the cost, management time commitment and the burden of complying with the AIM Rules and maintaining a quotation on AIM is duplicative of that for complying with the NASDAQ rules. In addition, the Company intends to seek opportunities to expand its pipeline through the acquisition and/or in-licensing of additional development programmes. Given the Company’s market capitalisation, transactions are likely to be deemed reverse takeovers under AIM rules, requiring suspension and relisting via a new Admission Document which is both time-consuming and costly.

Change of Name

Our intention that repositioning as a therapeutics company should represent a ‘fresh start’ for the Company. To reflect this change the Company’s name was changed to Biodexa Pharmaceuticals PLC following a General Meeting on 24 March 2023.

Restructuring in 2023

In March 2023, in order to better align our resources with our repositioning as a therapeutics company, we undertook a cost-reduction programme which included making redundant seven staff members. At a one-time cost of £88,000.

Outlook

The financing environment for biotech companies in general, and small and micro-cap companies in particular, is extremely challenging. While we have secured financing into the fourth quarter of 2023, the Company remains open to opportunities to acquire assets and/or merge with other companies to both broaden the R&D portfolio and make Biodexa more investable.

FINANCIAL REVIEW

Introduction

Biodexa Pharmaceuticals PLC (the "Company") was incorporated as a company on 12 September 2014 and is domiciled in England and Wales.

Financial analysis

Key performance indicators

	2022	2021	Change

Total gross revenue(1)	£0.70m	£0.58m	21%
R&D expenditure	£5.11m	£4.65m	10%
R&D as % of operating costs	53%	61%	n/a
Net cash (outflow)/inflow for the year	(£7.22m)	£2.52m	n/m

(1)	Total gross revenue represents collaboration income.

Revenue

In the year ended 31 December 2022, Biodexa generated consolidated total gross revenue of £0.70m (2021: £0.58m), an increase of 21% on the prior year, this arose from customer revenue as in 2021. Customer revenue was derived entirely from the Group’s R&D collaboration agreements with Janssen in both years. The R&D collaboration agreement with Janssen has been expanded to include two proteins in 2022.

Research and development expenditure

Research and development costs increased by £0.46m, or 10% to £5.11m (2021: £4.65m) in the year, primarily due to £0.6m increased staff costs as the Group invested in in-house capabilities and a £0.4m increase in clinical costs on MTX110. These increases are offset by reductions of £0.2m in pre-clinical costs and £0.2m in patent-related costs as the Group rationalised its portfolio.

Administrative costs

Administrative costs in the year increased by £1.60m, or 54% to £4.54m (2021: £2.95m). The increase is predominately due to £1.36m fees relating to the proposed acquisition of Bioasis and a provision of £0.4m against a payment made and future loan commitments to Bioasis under the Promissory Note agreed as part of the proposed transaction. There were also compensating immaterial changes in the cost of insurance and staff costs in the year.

Impairment of intangible assets

There was no impairment charge against intangible assets in 2022 and 2021.

Staff costs

During the year, the average number of staff increased to 27 (2021: 20), reflecting the investment in the in-house research and development team. Total staff cost increased 51% to £2.52m (2021: £1.67m).

Capital expenditure

The total cash expenditure on property plant and equipment in 2022 was £0.06m (2021: £0.32m), largely in respect of investment in laboratory equipment and IT equipment as headcount increased.

Cash flow

Net cash outflow from operating activities in 2022 was £7.05m (2021: outflow £6.01m) driven by a net loss of £7.66m (2021: loss £5.46m) and after positive movements in working capital of £0.521m (2021: negative £0.62m), taxes received of £0.68m (2021: £1.16m), and other net negative adjustments for non-cash items totalling £0.59m (2021: negative £1.09m).

Investing activities outflow in 2022 of £0.22m (2021: outflow of £0.28m) included purchases of property, plant and equipment of £0.06m (2021: £0.32m) and a loan to Bioasis relating to the proposed acquisition announced in December 2022 of £0.2m offset by proceeds from the disposal of assets of £0.02m (2021: £0.04m) and interest income from bank deposits of £0.03m (2021: £nil).

Financing activities inflow in 2022 of £0.05m (2021: inflow of £8.81m) was driven by receipts from share issues, including exercise of warrants, of £0.24m (2021: £9.04m). The other principal outflows related to the repayment of Spanish government loans of £nil (2021: £0.10m), interest paid of £0.02m (2021: £0.02m) and payments on lease liabilities of £0.18m (2021: £0.11m).

As a result of the foregoing, net cash outflow for the year was £7.22m (2021: inflow of £2.52m).

Share consolidation and ADS Ratio

At a General Meeting on 24 March 2023, shareholders approved a consolidation of the Company’s Ordinary Shares on a one for 20 basis. As a result the par value of the Ordinary Shares was changed from £0.001 per share to £0.02 per share. At the same time, the ratio of the Company’s Ordinary Shares to ADSs was changed from each ADS representing 25 Ordinary Shares to each ADS representing five Ordinary Shares.

Going Concern

The Group and Company has experienced net losses and significant cash outflows from cash used in operating activities over the past years as it develops its portfolio. For the year ended 31 December 2022, the Group incurred a consolidated loss from operating activities of £7.66m and negative cash flows from operations of £7.05m. As of 31 December 2022, the Group had an accumulated deficit of £135.3 m.

The Group’s future viability is dependent on its ability to raise cash from financing activities to finance its development plans until commercialisation, generate cash from operating activities and to successfully obtain regulatory approval to allow marketing of its development products. The Group’s failure to raise capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies.

The Group's consolidated financial statements have been presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

As at 31 December 2022, the Group had cash and cash equivalents of £2.84m. On 9 February 2023 the Company completed a Private Placement in which it raised US$5.2 million (approximately £4.3 million), after deducting the placement agent’s fees and other estimated expenses. The Directors forecast that the Group currently has enough cash to fund its planned operations into the fourth quarter of 2023. If the Company does not secure additional funding before the fourth quarter of 2023, it will no longer be a going concern and would most probably be placed in Administration.

The Directors have prepared cash flow forecasts and considered the cash flow requirement for the Group for the next three years including the period 12 months from the date of approval of the consolidated financial statements. These forecasts show that further financing will be required before the fourth quarter of 2023 assuming, inter alia, that certain development programs and other operating activities continue as currently planned.

In the Directors’ opinion, the environment for financing of small and micro-cap biotech companies is as challenging as it has been since the financial crisis of 2008-10. While this may present acquisition and/or merger opportunities with other companies with limited or no access to financing, any attendant financings by Biodexa are likely to be dilutive. The Directors continue to evaluate financing options, including those connected to acquisitions and/or mergers, potentially available to the Group. The alternatives being considered are all at an early stage and are contingent upon the agreement of counterparties and accordingly, there can be no assurance that any of the alternative courses of action to finance the Company will be successful. This requirement for additional financing in the short term represents a material uncertainty that may cast significant doubt upon the Group and Parent Company’s ability to continue as a going concern. Should it become evident in the future that there are no realistic financing options available to the Company which are actionable before its cash resources run out then the Company will no longer be a going concern. In such circumstances, we would no longer be able to prepare financial statements under paragraph 25 of IAS 1. Instead, the financial statements would be prepared on a liquidation basis and assets would stated at net realizable value and all liabilities would be accelerated to current liabilities

The Directors believe there are adequate options and time and available to secure additional financing for the Company and after considering the uncertainties, the Directors consider it is appropriate to continue to adopt the going concern basis in preparing these financial statements.

Macroeconomic environment

The United Kingdom completed its exit from the European Union (“EU”) on 31 January 2020 and the transition period concluded on 31 December 2020. A new trade agreement with the EU, the EU-UK Trade and Cooperation Agreement, was negotiated and became effective on 1 January 2021. The impact of the new trade agreement on the general and economic conditions in the United Kingdom remains uncertain. There may, for example be additional costs in materials and equipment sourced from the EU and we have experienced some delays in delivery timelines due to additional administration.

The invasion by Russian Federation military in Ukraine in early 2022 had a destabilising impact on the global economy, including energy prices. Although there has been no immediate impact on the Group, it is not possible to assess the medium and long-term impact of the conflict on the Group and the global economy generally.

Environmental matters, community, human rights issues and employees

As at 31 December 2022 the Group had 26 employees, of whom 18 were routinely based at its offices in Cardiff, accordingly the Company believes it has a relatively modest environmental impact. All materials imported into the Company’s laboratories are assessed for safety purposes and appropriate handling and storage safeguards imposed as necessary. Any small quantities of hazardous materials are removed by licensed waste management contractors. A number of policies and procedures governing expectations of ethical standards and the treatment of employees and other stakeholders are set out in the Company’s Employee Handbook. The Company has also established an anti-slavery policy pursuant to the Modern Slavery Act 2015.

The Company strives to be an equal opportunity employer, irrespective of race or gender. At 31 December 2022, the number of male/female employees was 50%/50%, the number of male/female senior managers was 86%/14% and the number of male/female Directors was 100%/0%.

Annual greenhouse gas emissions

We measure our environmental performance by reporting our carbon footprint in terms of tonne CO2 equivalent. We report separately on our indirect emissions from consumption of electricity (Scope 2) and emissions consisting of employee travel in cars on Group business estimated on the basis of miles travelled (Scope 3). The Group have elected to monitor and report its energy efficiency using tonnes of CO2 per employee as an intensity ratio.

Methodology

In calculating the reported energy usage and equivalent greenhouse gas emissions the Group have referred to the HM Government Environment Reporting Guidelines and the GHG Reporting Protocol. A location-based allocation methodology was used to calculate electricity usage.

Tonnes CO2e	2022	2021
Scope 2	15	21
Scope 3	3	4
Total	18	25
Intensity ratio (tonnes of CO2 per employee)	0.7	1.2

The Group’s electricity costs for 2022 were approximately £23,000 (2021: £16,000). The Group has no immediate plans to improve energy efficiency.

Consolidated StatementS of Comprehensive Income

For the year ended 31 December

	Note	2022 £’000	2021 £’000	2020 £’000
Revenue		699	578	180
Grant revenue		–	–	163
Total revenue		699	578	343
Other income		22	24	12
Research and development costs		(5,111)	(4,654)	(6,068)
Administrative costs		(4,542)	(2,946)	(4,958)
Impairment of intangible assets		–	–	(12,369)
Loss from operations		(8,932)	(6,998)	(23,040)
Finance income	2	497	936	1
Finance expense	2	(53)	(44)	(431)
Loss before tax		(8,488)	(6,106)	(23,470)
Taxation	3	832	646	1,281
Loss for the year attributable to the owners of the Parent		(7,656)	(5,460)	(22,189)
Other comprehensive income:
Items that will or may be reclassified subsequently to profit or loss:
Exchange gains arising on translation of foreign operations		–	–	508
Total other comprehensive income net of tax		–	–	508
Total comprehensive loss attributable to the owners of the Parent		(7,656)	(5,460)	(21,681)
Loss per share
Continuing operations
Basic and diluted loss per ordinary share - pence	4	(155) p	(136) p	(1,036) p

The notes form an integral part of these consolidated financial statements.

Consolidated statementS of financial position

At 31 December

Company number 09216368	Note	2022 £’000	2021 £’000	2020 £’000
Assets
Non-current assets
Property, plant and equipment		831	1,152	542
Intangible assets		6	–	–
		837	1,152	542
Current assets
Trade and other receivables	5	1,006	1,034	572
Taxation		846	670	1,157
Cash and cash equivalents		2,836	10,057	7,546
		4,688	11,761	9,275
Total assets		5,525	12,913	9,817
Liabilities
Non-current liabilities
Borrowings		463	620	60
Provisions		–	–	50
		463	620	110
Current liabilities
Trade and other payables		1,447	1,092	1,230
Borrowings		161	146	200
Provisions	6	207	50	–
Derivative financial liability	7	85	553	1,559
		1,900	1,841	2,989
Total liabilities		2,363	2,461	3,099

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION(continued)

At 31 December

	Note	2022 £’000	2021 £’000	2020 £’000
Issued capital and reserves attributable to owners of the Parent
Share capital	8	1,108	1,098	1,063
Share premium		83,667	83,434	74,364
Merger reserve		53,003	53,003	53,003
Warrant reserve		720	720	720
Accumulated deficit		(135,336)	(127,803)	(122,432)
Total equity		3,162	10,452	6,718
Total equity and liabilities		5,525	12,913	9,817

Consolidated statements of cash flows

For the year ended 31 December

	Note	2022 £’000	2021 £’000	2020 £’000
Cash flows from operating activities
Loss for the year		(7,656)	(5,460)	(22,189)
Adjustments for:
Depreciation of property, plant and equipment		174	213	1,089
Depreciation of right-of-use asset		166	190	118
Amortisation of intangible fixed assets		3	–	10
Loss/(Profit) on disposal of fixed assets		14	(39)	(226)
Impairment of intangible assets		–	–	12,369
Impairment of loan		207	–	–
Finance income	2	(497)	(936)	(1)
Finance expense	2	53	44	431
Share-based payment debit/(credit)		123	89	(404)
Taxation	3	(832)	(646)	(1,281)
Foreign exchange (gains)/losses		(1)	(3)	387
Cash flows from operating activities before changes in working capital		(8,246)	(6,548)	(9,697)
Decrease/(increase) in trade and other receivables		7	(487)	493
Increase/(decrease) in trade and other payables		356	(130)	(2,004)
Increase/(decrease) in provisions	6	157	–	(47)
Cash used in operations		(7,726)	(7,165)	(11,255)
Taxes received		678	1,157	1,954
Net cash used in operating activities		(7,048)	(6,008)	(9,301)

Consolidated statements of cash flows(continued)

For the year ended 31 December

	Note	2022 £’000	2021 £’000	2020 £’000
Investing activities
Purchases of property, plant and equipment		(62)	(320)	(209)
Proceeds from disposal of fixed assets		20	42	143
Long-term deposit for guarantee for Government loan		–	–	2,639
Loan granted		(207)	–	–
Interest received		29	–	1
Net cash (used in)/generated from investing activities		(220)	(278)	2,574
Financing activities
Interest paid		(18)	(15)	(34)
Receipts from sub-lessee on onerous lease		–	–	45
Amounts paid on lease liabilities		(178)	(112)	(258)
Repayment of Government grants on closure of Spanish operation		–	–	(229)
(Repayment)/proceeds from Government loan		–	(103)	(6,182)
Share issues including warrants, net of costs	8	243	9,035	9,742
Net cash generated from financing activities		47	8,805	3,084
Net increase/(decrease) in cash and cash equivalents		(7,221)	2,519	(3,643)
Cash and cash equivalents at beginning of year		10,057	7,546	10,928
Exchange (losses)/gains on cash and cash equivalents		–	(8)	261
Cash and cash equivalents at end of year		2,836	10,057	7,546

Consolidated statements of changes in equity

For the year ended 31 December

	Share capital £’000	Share premium £’000	Merger reserve £’000	Warrant reserve £’000	Foreign exchange reserve £’000	Accumulated deficit £’000	Total equity £’000
At 1 January 2022	1,098	83,434	53,003	720	–	(127,803)	10,452
Loss for the year	–	–	–	–	–	(7,656)	(7,656)
Total comprehensive loss	–	–	–	–	–	(7,656)	(7,656)
Transactions with owners
Exercise of warrants on 22 March 2022	–	–	–	–	–	–	–
Shares issued on 19 December 2022	10	311	–	–	–	–	321
Costs associated with share issue on 19 December 2022	–	(78)	–	–	–	–	(78)
Share-based payment charge	–	–	–	–	–	123	123
Total contribution by and distributions to owners	10	233	–	–	–	123	366
At 31 December 2022	1,108	83,667	53,003	720	–	(135,336)	3,162

Consolidated statements of changes in equity(cONTINUED)

	Share capital £’000	Share premium £’000	Merger reserve £’000	Warrant reserve £’000	Foreign exchange reserve £’000	Accumulated deficit £’000	Total equity £’000
At 1 January 2021	1,063	74,364	53,003	720	–	(122,432)	6,718
Loss for the year	–	–	–	–	–	(5,460)	(5,460)
Total comprehensive loss	–	–	–	–	–	(5,460)	(5,460)
Transactions with owners
Shares issued on 19 February 2021	–	161	–	–	–	–	161
Costs associated with share issue on 19 February 2021	–	(10)	–	–	–	–	(10)
Shares issued on 6 July 2021	35	9,965	–	–	–	–	10,000
Costs associated with share issue on 6 July 2021	–	(1,046)	–	–	–	–	(1,046)
Share-based payment charge	–	–	–	–	–	89	89
Total contribution by and distributions to owners	35	9,070	–	–	–	89	9,194
At 31 December 2021	1,098	83,434	53,003	720	–	(127,803)	10,452

Consolidated statements of changes in equity(cONTINUED)

	Share capital £’000	Share premium £’000	Merger reserve £’000	Warrant reserve £’000	Foreign exchange reserve £’000	Accumulated deficit £’000	Total equity £’000
At 1 January 2020	1,023	65,879	53,003	–	(508)	(99,839)	19,558
Loss for the year	–	–	–	–	–	(22,189)	(22,189)
Foreign exchange translation	–	–	–	–	508	–	508
Total comprehensive loss	–	–	–	–	508	(22,189)	(21,681)
Transactions with owners
Shares issued with warrants on 18 May 2020	16	2,527	–	720	–	–	3,263
Costs associated with shares issued with warrants on 18 May 2020		(544)	–	–	–	–	(544)
Shares issued on 27 July 2020	21	5,729	–	–	–	–	5,750
Costs associated with share issue on 27 July 2020		(489)	–	–	–	–	(489)
Shares issued on 19 August 2020	3	1,278	–	–	–	–	1,281
Costs associated with share issue on 19 August 2020		(16)	–	–	–	–	(16)
Share-based payment credit	–	–	–	–	–	(404)	(404)
Total contribution by and distributions to owners	40	8,485	–	720	–	(404)	8,841
At 31 December 2020	1,063	74,364	53,003	720	–	(122,432)	6,718

Notes forming part of the financial statements

For the year ended 31 December 2022

1.	Basis of preparation

The consolidated financial statements have been prepared in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006, and they are prepared in accordance with international financial reporting standards. The consolidated financial statements have been prepared on a historical cost basis except that the following assets and liabilities are stated at their fair value: certain financial assets and financial liabilities measured at fair value, and liabilities for cash-settled share-based payments.

The financial information contained in this final announcement does not constitute statutory financial statements as defined in Section 435 of the Companies Act 2006. The financial information has been extracted from the financial statements for the year ended 31 December 2021 which have been approved by the Board of Directors, and the comparative figures for the year ended 31 December 2021 and 31 December 2020 are based on the financial statements for that year.

The financial statements for 2021 and 2020 have been delivered to the Registrar of Companies and the 2022 financial statements will be delivered after the Annual General Meeting.

The auditor’s report for the Company’s 2022 Annual Report and Accounts was unqualified but did draw attention to the material uncertainty relating to going concern. The auditor’s report did not contain statements under s498(2) or (3) of the Companies Act 2006.

Whilst the financial information included in this results announcement has been prepared in accordance with International Financial Reporting Standards (IFRSs) this announcement does not itself contain sufficient information to comply with IFRSs. The information in this results announcement was approved by the board on 28 April 2023.

Going concern

The Group and Company has experienced net losses and significant cash outflows from cash used in operating activities over the past years as it develops its portfolio. For the year ended 31 December 2022, the Group incurred a consolidated loss from operations of £7.7m and negative cash flows from operating activities of £7.0m. As of 31 December 2022, the Group had an accumulated deficit of £135.3m.

The Group’s future viability is dependent on its ability to raise cash from financing activities to finance its development plans until commercialisation, generate cash from operating activities and to successfully obtain regulatory approval to allow marketing of its development products. The Group’s failure to raise capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies.

The Group's consolidated financial statements have been presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

As at 31 December 2022, the Group had cash and cash equivalents of £2.8m. On 9 February 2023 the Company completed a Private Placement in which it raised US$5.2 million (approximately £4.3 million), after deducting the placement agent’s fees and other estimated expenses. The Directors forecast that the Group currently has enough cash to fund its planned operations into the fourth quarter of 2023. If the Company does not secure additional funding before the fourth quarter of 2023, it will no longer be a going concern and would most probably be placed in Administration.

The Directors have prepared cash flow forecasts and considered the cash flow requirement for the Group for the next three years including the period 12 months from the date of approval of the consolidated financial statements. These forecasts show that further financing will be required during the fourth quarter of 2023 assuming, inter alia, that certain development programs and other operating activities continue as currently planned.

In the Directors’ opinion, the environment for financing of small and micro-cap biotech companies is as challenging as it has been since the financial crisis of 2008-10. While this may present acquisition and/or merger opportunities with other companies with limited or no access to financing, any attendant financings by Biodexa are likely to be dilutive. The Directors continue to evaluate financing options, including those connected to acquisitions and/or mergers, potentially available to the Group, including fundraising and the partnering of assets and technologies of the Company. The alternatives being considered are all at an early stage and are contingent upon the agreement of counterparties and accordingly, there can be no assurance that any of the alternative courses of action to finance the Company will be successful. This requirement for additional financing in the short term represents a material uncertainty that may cast significant doubt upon the Group and Parent Company’s ability to continue as a going concern. Should it become evident in the future that there are no realistic financing options available to the Company which are actionable before its cash resources run out then the Company will no longer be a going concern. In such circumstances, we would no longer be able to prepare financial statements under paragraph 25 of IAS 1. Instead, the financial statements would be prepared on a liquidation basis and assets would stated at net realizable value and all liabilities would be accelerated to current liabilities.

The Directors believe there are adequate options and time and available to secure additional financing for the Company and after considering the uncertainties, the Directors consider it is appropriate to continue to adopt the going concern basis in preparing these financial statements.

2       Finance income and expense

	2022 £’000	2021 £’000	2020 £’000
Finance income
Interest received on bank deposits	29	–	1
Gain on equity-settled derivative financial liability	468	936	–
Total finance income	497	936	1

	2022 £’000	2021 £’000	2020 £’000
Finance expense
Interest expense on lease liabilities	43	36	20
Other loans	10	8	14
Loss on equity-settled derivative financial liability	–	–	397
Total finance expense	53	44	431

The gain/(loss) on the equity-settled derivative financial liability in 2022, 2021 and 2020 arose as a result of the movement in share price.

3        Taxation

	2022 £’000	2021 £’000	2020 £’000
Current tax credit
Current tax credited to the income statement	825	646	1,144
Taxation payable in respect of foreign subsidiary	–	–	(21)
Adjustment in respect of prior year	7	–	158
	832	646	1,281
Deferred tax credit
Reversal of temporary differences	–	–	–
Total tax credit	832	646	1,281

The reasons for the difference between the actual tax charge for the year and the standard rate of corporation tax in the United Kingdom applied to losses for the year are as follows:

	2022 £’000	2021 £’000	2020 £’000
Loss before tax	(8,488)	(6,106)	(23,470)
Expected tax credit based on the standard rate of United Kingdom corporation tax at the domestic rate of 19% (2021: 19%; 2020: 19%)	(1,613)	(1,160)	(4,459)
Expenses not deductible for tax purposes	392	75	596
Income not taxable	(4)	(2)	(75)
Adjustment in respect of prior period	(7)	–	(158)
Surrender of tax losses for R&D tax refund	(357)	(280)	(491)
Deferred tax not recognised	757	721	3,306
Total tax credited to the income statement	(832)	(646)	(1,281)

The taxation credit arises on the enhanced research and development tax credits accrued for the respective periods.

An adjustment has been recognised in 2022 in respect of the prior period of £7k (2021: £nil; 2020: £158k), this is as a result of a more detailed review of cost classification prior to the submission of tax returns to HMRC.

4       Loss per share

	2022 £’000	2021 £’000	2020 £’000
Numerator
Loss used in basic EPS and diluted EPS:
Continuing operations	(7,656)	(5,460)	(22,189)
Denominator
Weighted average number of ordinary shares used in basic EPS:	4,941,793	4,027,345	2,142,000
Basic and diluted loss per share:
Continuing operations – pence	(155) p	(136) p	(1,036) p

At a General Meeting on 24 March 2023, shareholders approved a consolidation of the Company’s Ordinary Shares on a one for 20 basis. As a result, the par value of the Ordinary Shares was changed from £0.001 per share to £0.02 per share. The denominator has been calculated to reflect the share consolidation.

The Group has made a loss in the current and previous years presented, and therefore the options and warrants are anti-dilutive. As a result, diluted earnings per share is presented on the same basis for all periods shown.

5       Trade and other receivables

	2022 £’000	2021 £’000	2020 £’000
Trade receivables	329	33	95
Prepayments	376	607	258
Other receivables	301	394	219
Total trade and other receivables	1,006	1,034	572
Less: non-current portion	–	–	–
Current portion	1,006	1,034	572

The Group has applied the practical expedient permitted by IFRS 15 to not disclose the transaction price allocated to performance obligations unsatisfied (or partially unsatisfied) as of the end of the reporting period as contracts typically have an original expected duration of a year or less.

Book values approximate to fair value at 31 December 2022, 2021 and 2020.

Expected credit loss

Given the short-term nature of the Group’s trade receivables and accrued income, which are mainly due from large national or multinational companies, the Group's assessment of expected credit losses includes provisions for specific clients and receivables where the contractual cash flow is deemed at risk. Considerations include the current economic environment along with historical and forward-looking information. No assumptions or estimating techniques are applied in considering these. Additional provisions are made based on the assessment of recoverability of aged receivables over one year where sufficient evidence of recoverability is not evident.

Trade and other receivables contain one impaired asset in 2022, as detailed below. In 2021 and 2020 Trade and other receivables did not contain an impaired asset. The Group does hold security in 2022 as detailed above against one asset, in 2021 and 2020 it did not hold any collateral as security. The maximum exposure to credit risk at the consolidated statement of financial position date is the fair value of each class of receivable.

The Company recognises a default on a financial asset when the counter party announces they have limited resources to satisfy the debt.

Bioasis Loans

On 13 December 2022 the Company entered into an Arrangement Agreement with Bioasis Technologies Inc. (“Bioasis”) under which the Company would acquire the entire issued share capital of Bioasis; the agreement entered into was subject to shareholder approval. In addition to this, on 19 December 2022 the Company entered into a Promissory Note and Security Agreement with Bioasis to assist in the short term with Bioasis’ working capital requirements. Under the agreement the Company agreed to advance Bioasis up to US$750,000 in three tranches payable on 19 December 2022, 2 January 2023 and 6 February 2023. The loan is repayable on the earliest of the following:

a)       The occurrence of an event of default.

b)       The closing date (as defined in the Arrangement Agreement for the proposed acquisition of Bioasis).

c)       30 June 2023.

The promissory note is subject to interest at a rate equal to 2% per month or, from and after the Bioasis maturity date, at a default rate of 15% per annum. Under the Security Agreement the Company was made a secured creditor.

The Company advanced US$250,000 to Bioasis in the year to 31 December 2022. A further advance of US$250,000 was made to Bioasis on 3 January 2023. Management considers recovery of the debt to be uncertain and have therefore recognised an impairment provision of £207,000 in the year against the advance made to Bioasis in December 2022.

On 3 February 2023 Bioasis announced they were ‘urgently exploring and evaluating all financing and strategic alternatives that may be available to address its liquidity requirements’ which triggered an event of default. As a result of this the 3rd payment under the agreement was not made in the post year end period. On 5 March 2023 Bioasis were served with notice of an event of default.

6       Provisions

	2022 £’000	2021 £’000	2020 £’000
Opening provision at 1 January	50	50	97
Utilisation of provision	(43)	–	(97)
Provision recognised in the year	200	–	50
At 31 December	207	50	50
Less: non-current portion	–	–	(50)
Current portion	207	50	–

The provision as at 31 December 2021 and 2020 represents management’s best estimate of the ‘making good’ clause on the Cardiff office which was vacated during the fourth quarter of 2021. This liability was settled during 2022.

Bioasis Loans

On 19 December 2022 the Company entered into a Promissory Note and Security Agreement with Bioasis to assist in the short term with Bioasis’ working capital requirements. Under the agreement the Company agreed to advance Bioasis up to US$750,000 in 3 tranches payable on 19 December 2022, 3 January 2023 and 6 February 2023. The terms of the agreement are set out in note 5.

The Company advanced US$250,000 to Bioasis in the year to 31 December 2022. A further advance of US$250,000 was made to Bioasis on 3 January 2023.

Management considers recovery of the debt to be uncertain and have therefore recognised an impairment provision of £207,000 in the year against advance made to Bioasis in December 2022, see note 14. A further provision has been of £207,000 against the future credit losses resulting from the Promissory Note.

On 3 February 2023 Bioasis announced they were ‘urgently exploring and evaluating all financing and strategic alternatives that may be available to address its liquidity requirements’ which triggered an event of default. As a result of this the 3rd payment under the agreement was not made in the post year end period. On 5 March 2023 Bioasis were served with a notice of an event of default.

7       Derivative financial liability – current

	2022 £’000	2021 £’000	2020 £’000
Equity-settled derivative financial liability
At 1 January	553	1,559	664
Warrants issued	–	–	997
Transfer to share premium on exercise of warrants	–	(70)	(499)
(Gain)/loss recognised in finance (income)/expense within the consolidated statement of comprehensive income	(468)	(936)	397
At 31 December	85	553	1,559

Equity-settled derivative financial liability is a liability that is not to be settled for cash.

May 2020 warrants

In May 2020 the Company issued 9,545,456 warrants in the ordinary share capital of the Company as part of a registered direct offering in the US. The number of ordinary shares to be issued when exercised is fixed, however the exercise price is denominated in US Dollars being different to the functional currency of the Company. Therefore, the warrants are classified as equity-settled derivative financial liabilities recognised at fair value through the profit and loss account (“FVTPL”). The financial liability is valued using the Monte Carlo model. Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on re-measurement recognised in profit or loss. The net gain or loss recognised in profit or loss incorporates any interest paid on the financial liability and is included in the ‘finance income’ or ‘finance expense’ lines item in the income statement. Fair value is determined in the manner described in note 20. A key input in the valuation of the instrument is the Company share price.

October 2019 warrants

In October 2019 the Company issued 3,150,000 warrants in the ordinary share capital of the Company as part of a registered direct offering in the US. The number of ordinary shares to be issued when exercised is fixed, however the exercise price is denominated in US Dollars. The warrants are classified equity-settled derivative financial liabilities and accounted for in the same way as those issued in May 2020. The financial liability is valued using the Monte Carlo model.

Warrant re-price

On 13 December 2022 the Company entered into a Securities Purchase Agreement with Armistice Capital Master Fund Ltd (‘Armistice’) to re-price previously issued ADR warrants issued to Armistice to $1 per ADR. The impact of the re-pricing is shown in the table below: The warrant exercise price per ADR for the remaining warrants remains unchanged as follows: October 2019 warrants at $31.25 per ADR; May 2020 warrants at $10.25 and 10.3125 per ADR.

	ADR Warrants			Equivalent Ordinary Shares (25 ordinary shares per ADR)
	Number*	Original price per ADS*	New price per ADR	Number
October 2019 ADR warrants	120,000	$31.25	$1.00	3,000,000
May 2020 ADR warrants	130,200	$10.25	$1.00	3,255,000

Number and original price of warrants have been adjusted to reflect the share consolidation and ratio change of ADR’s to ordinary shares that occurred on 2 March 2020 and the ratio change of ADR’s to ordinary shares on 26 September 2022.

DARA warrants and share options

The Group also assumed fully vested warrants and share options on the acquisition of DARA Biosciences, Inc. (which took place in 2015). The number of ordinary shares to be issued when exercised is fixed, however the exercise prices are denominated in US Dollars. The warrants are classified equity-settled derivative financial liabilities and accounted for in the same way as those detailed above. The financial liability is valued using the Black-Scholes option pricing model. The exercise price of the warrants and options is $61.03 and $95.17 respectively. During 2022 all remaining warrants expired.

7       Derivative financial liability – current (continued)

The following table details the outstanding warrants over ordinary shares as at 31 December and also the movement in the year:

	At 1 January 2020	Granted	Exercised	At 31 December 2020	Lapsed	Exercised	At 31 December 2021	Lapsed	At 31 December 2022
May 2020 grant	–	9,545,456	(2,500,000)	7,045,456	–	(306,815)	6,738,641	–	6,738,641
October 19 grant	3,150,000	–	–	3,150,000	–	–	3,150,000	–	3,150,000
DARA Warrants	4,624	–	–	4,624	(544)	–	4,080	(4,080)	–
DARA Options	2,835	–	–	2,835	–	–	2,835	(13)	2,822

8       Share capital

Authorised, allotted and fully paid – classified as equity	2022 Number	2022 £	2021 Number	2021 £	2020 Number	2020 £
At 31 December
Ordinary shares of £0.001 each	108,342,738	108,343	98,468,387	98,468	63,073,852	63,074
Deferred shares of £1 each	1,000,001	1,000,001	1,000,001	1,000,001	1,000,001	1,000,001
Total		1,108,344		1,098,469		1,063,075

At a General Meeting on 24 March 2023, shareholders approved a consolidation of the Company’s Ordinary Shares on a one for 20 basis. As a result, the par value of the Ordinary Shares was changed from £0.001 per share to £0.02 per share. At the same time, the ratio of the Company’s Ordinary Shares to ADSs was changed from each ADS representing 25 Ordinary Shares to each ADS representing five Ordinary Shares. Numbers of shares and share options/ warrants and related exercise/issue prices are shown prior to the impact of the 24 March 2023 share consolidation, with the exception of loss per share and note 8 Loss per share, where the weighted average share denominator has been adjusted for the share consolidation.]

In accordance with the Articles of Association for the Company adopted on 13 November 2014, the share capital of the Company consists of an unlimited number of ordinary shares of nominal value £0.001 each. Ordinary and deferred shares were recorded as equity.

Rights attaching to the shares following the incorporation of Biodexa Pharmaceuticals PLC

Shares classified as equity

The holders of ordinary shares in the capital of the Company have the following rights:

(a) to receive notice of, to attend and to vote at all general meetings of the Company, in which case shareholders shall have one vote for each share of which he is the holder; and,

(b) to receive such dividend as is declared by the Board on each share held.

The holders of deferred shares in the capital of the Company:

(a) shall not be entitled to receive notice of or to attend or speak at any general meeting of the Company or to vote on any resolution to be proposed at any general meeting of the Company; and

(b) shall not be entitled to receive any dividend or other distribution of out of the profits of the Company.

In the event of a distribution of assets, the deferred shareholders shall receive the nominal amount paid up on such share after the holder of each ordinary share shall have received (in cash or specie) the amount paid up or credited as paid up on such ordinary share together with an additional payment of £100 per share. The Company has the authority to purchase the deferred shares and may require the holder of the deferred shares to sell them for a price not exceeding 1p for all the deferred shares.

9       Contingent liability

The Company entered into an Arrangement Agreement with Bioasis on 13 December 2022 as amended on 18 December 2022. Under the agreement the Company agreed to acquire the entire issued share capital of Bioasis for consideration of, in aggregate, approximately C$7.4 million (c£4.4 million). The agreement was subject to shareholder approval. Under the agreement the Company agreed to reimburse Bioasis US$225,000 expenses relating to the transaction should the Company’s shareholders not approve the transaction. As at 31 December the Company had a contingent liability of $225,000 in relation to this potential liability.

On 23 January 2023 at the General Meeting to approve the Arrangement Agreement none of the special resolutions were passed and, accordingly, the acquisition of Bioasis did not proceed. On 23 January Bioasis terminated the Arrangement Agreement and requested reimbursement of US$225,000 expenses relating to the transaction, to date these expenses have not been paid.

The Group had no contingent liabilities at 31 December 2021 and 31 December 2020.

10 Post balance sheet events

On 3 January 2023 the Company provided a further advance to Bioasis under the Promissory Note and Security Agreement it entered into on 19 December 2022 of US$250,000. A provision was made in the accounts to 31 December 2022 for non-recovery of this advance. On 3 February 2023 Bioasis announced they were ‘urgently exploring and evaluating all financing and strategic alternatives that may be available to address its liquidity requirements’ which triggered an event of default. As a result of this the 3rd payment under the agreement was not made in the post year end period.

On 5 January 2023 the Company issued a Circular containing details of the Company’s proposed acquisition of Bioasis, an equity raise of US$9.6 million and a change of name, which were subject to shareholders approval at a General Meeting held on 23 January 2023. On 23 January 2023 at the General Meeting none of the special resolutions were passed and, accordingly, neither the acquisition of Bioasis nor the equity raise proceeded and the Company’s name was not changed. On 23 January Bioasis terminated the Arrangement Agreement and requested reimbursement of US$225,000 expenses relating to the transaction, to date these expenses have not been paid. On 23 January 2023 the Company appointed Quantuma Advisory Limited, a specialist business advisory firm, to undertake contingency planning and provide advice to the Board of Directors on appropriate actions.

On 9 February 2023 the Company announced it had entered into definitive binding agreements with institutional US investors to raise aggregate gross proceeds of US$6.0 million through the issue of 10,344,822 Units (comprising either (i) one American Depositary Share (“ADS”), one A Warrant and 1.5 B Warrants, or (ii) one Pre-Funded Warrant, one A Warrant and 1.5 B Warrants) at an initial price of US$0.58 per Unit. The private placement was subject to a price adjustment mechanism which could result in the issue price being adjusted below the initial issue price, with a floor of US$0.10 per Unit, subject to shareholder approval, consequently increasing the number of ADSs and/or Pre-Funded Warrants to be issued under the Private Placement.

On 8 March 2023 the Company announced that it sent a circular to shareholders convening a General Meeting to effect a share consolidation on a one for 20 basis, give the Directors authority to allot shares, disapply pre-emption rights, adopt new Articles, , the cancel the admission of the Company’s Ordinary Shares to trading on AIM market and change the name of the Company to Biodexa Pharmaceuticals PLC. The Company also notified shareholders that the Ordinary Share to ADS ratio was being changed from 25 Ordinary Shares per ADS to five Ordinary Shares per ADS. At the General Meeting on 24 March 2023, all resolutions were duly passed.

On 26 April 2023 the Company delisted from the AIM market.